3/5/03

03002387

UF 3-3-03

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ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: YP, LLC

FN: Yanni Partners Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C. FEB 28 2003

3000 Grant Building, 310 Grant Street
(No. and Street)

Pittsburgh (City) Pennsylvania (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Theresa A. Scotti 412-232-1000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Herbein + Company, Inc.
(Name — *if individual, state last, first, middle name*)

Three Gateway Center, 15th Floor, Pittsburgh PA 15222
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 13 2003

OATH OR AFFIRMATION

I, Theresa A. Scotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YP LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Theresa A. Scotti
Signature

President
Title

Lisa M. Marcotullio
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Notarial Seal
Lisa M. Marcotullio, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Mar. 5, 2006
Member, Pennsylvania Association Of Notaries

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Members of
YP, LLC
Pittsburgh, Pennsylvania:

We have audited the financial statements of YP, LLC. for the year ended December 31, 2002, and have issued our report thereon dated January 21, 2003. As part of our audit, we made a study and evaluation of YP, LLC's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) for making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by YP, LLC in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because YP, LLC does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of YP, LLC is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which YP, LLC has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal accounting control system or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

HERBEIN+COMPANY, INC.
3 Gateway Center, 15th Floor Pittsburgh, PA 15222-1004 Telephone: 412-392-2345 Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices: READING POTTSTOWN GREENSBURG WYOMISSING

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of YP, LLC taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness as of December 31, 2002.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that YP, LLC's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives. In addition, YP, LLC was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2002, and, further, no facts came to our attention indicating that YP, LLC was not in compliance with such conditions during the year ended December 31, 2002.

This report is intended for the information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

Herbein + Company, Inc.

Pittsburgh, Pennsylvania
January 21, 2003

YP, LLC
(Formerly Included in Yanni Partners, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2002

TABLE OF CONTENTS

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS
Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Owner and Board of Directors
YP, LLC
Pittsburgh, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statement of financial condition of YP, LLC (formerly included in Yanni Partners, Inc.) as of December 31, 2002 and the related statements of income, changes in owner's capital and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the YP, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YP, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

This report is intended solely for the information and use of the owner, board of directors and management of YP, LLC and regulatory agencies, including the National Association of Securities Dealers, as required by Rule 15c3-3 of the Securities and Exchange Act of 1934 and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Herbein + Company, Inc.

Pittsburgh, Pennsylvania
January 21, 2003

YP, LLC
(Formerly Included in Yanni Partners, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash	$	16,465
Accounts receivable		140,372
Prepaid expenses		28,911
TOTAL ASSETS	$	185,748
LIABILITIES AND OWNER'S CAPITAL		
LIABILITIES		
Accounts payable:		
Vendors	$	4,519
Clearing broker		27,326
Due to owner		12,936
Accrued expenses		6,000
Accrued distribution		60,000
TOTAL LIABILITIES		110,781
OWNER'S CAPITAL		
Capital contribution		16,051
Accumulated capital		58,916
TOTAL OWNER'S CAPITAL		74,967
TOTAL LIABILITIES AND OWNER'S CAPITAL	$	185,748

See accompanying notes.

YP, LLC
(Formerly Included in Yanni Partners, Inc. - See Note A)

STATEMENT OF INCOME

Year Ended December 31, 2002

	YP, LLC	Yanni Partners, Inc.	Total
REVENUES			
Directed brokerage	$ 605,864	$ 715,668	$ 1,321,532
EXPENSES			
Broker/Dealer expenses	102,244	202,662	304,906
Operating expenses	17,175	0	17,175
Professional services	45,218	0	45,218
Taxes other than income	4,000	0	4,000
Dues, fees and filing costs	9,326	17,438	26,764
TOTAL EXPENSES	177,963	220,100	398,063
INCOME BEFORE INCOME TAXES	427,901	495,568	923,469
INCOME TAXES AT CORPORATE LEVEL	0	0	0
NET INCOME	$ 427,901	$ 495,568	$ 923,469

See accompanying notes.

YP, LLC
(Formerly Included in Yanni Partners, Inc. - See Note A)

STATEMENT OF CHANGES IN OWNER'S CAPITAL

Year Ended December 31, 2002

	YP, LLC	Yanni Partners, Inc.	Total
2002 Activity:			
Capital contribution	$ 16,051	$ 0	$ 16,051
Net Income:			
Net income from directed brokerage activity	427,901	495,568	923,469
Net income attributable to directed brokerage activity recognized by Yanni Partners, Inc. for the period January 1, 2002 through August 26, 2002	0	(495,568)	(495,568)
Net income attributable to directed brokerage activity recognized by YP, LLC for the period August 27, 2002 through December 31, 2002	427,901	0	427,901
Distributions to owner	(368,985)	0	(368,985)
Owner's Capital, December 31, 2002	$ 74,967	$ 0	$ 74,967

See accompanying notes.

YP, LLC
(Formerly Included in Yanni Partners, Inc. - See Note A)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

	YP, LLC	Yanni Partners, Inc.	Total
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 427,901	$ 495,568	$ 923,469
Changes in:			
Accounts receivable	(140,372)	120,698	(19,674)
Prepaid expenses	(22,860)	13,547	(9,313)
Accounts payable and accrued expenses	50,781	0	50,781
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	315,450	629,813	945,263
CASH FLOWS FROM FINANCING ACTIVITIES			
Distributions to owner	(308,985)	0	(308,985)
Capital contribution	10,000	0	10,000
Net income attributable to directed brokerage activity recognized by Yanni Partners, Inc. for the period January 1, 2002 through August 26, 2002	0	(495,568)	(495,568)
Previous net income attributable to directed brokerage activity recognized by Yanni Partners, Inc. included in accounts receivable at December 31, 2001	0	(120,698)	(120,698)
Previous net income attributable to directed brokerage activity recognized by Yanni Partners, Inc. included in prepaid expenses at December 31, 2001	0	(13,547)	(13,547)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(298,985)	(629,813)	(928,798)
NET INCREASE IN CASH	16,465	0	16,465
CASH AT BEGINNING OF PERIOD	0	0	0
CASH AT END OF PERIOD	$ 16,465	$ 0	$ 16,465
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
In addition to the capital contribution listed above, Yanni Partners, Inc.'s initial capital contribution to YP, LLC included the transfer of prepaid expenses	$ 6,051	$ 0	$ 6,051

See accompanying notes.

YP, LLC
(Formerly Included in Yanni Partners, Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

YP, LLC was formed on August 27, 2002, pursuant to the Pennsylvania limited liability law of 1994, by the contribution by its sole owner, Yanni Partners, Inc., of $10,000 in cash and $6,051 in prepaid expenses. YP, LLC is registered as a broker/dealer with the National Association of Securities Dealers, Inc. and with various states where required. Prior to August 27, 2002, Yanni Partners, Inc. was the broker/dealer. YP, LLC's function as a registered broker/dealer is to accept directed brokerage as an alternative to cash payments. Services are rendered by Yanni Partners, Inc. which provides investment consulting services primarily to institutional clients.

YP, LLC does not execute or clear securities transactions. YP, LLC has a Clearing Agreement with an executing/clearing broker, whereby this broker executes and clears all transactions for Yanni Partners, Inc.'s clients, carrying the accounts of such clients on a fully disclosed basis. Accordingly, neither Yanni Partners, Inc. nor YP, LLC carry client accounts and do not hold securities in connection with such transactions.

The formation of YP, LLC has effectively separated the broker/dealer activity from the investment advisory business conducted by Yanni Partners, Inc.

The net equity of YP, LLC is described as owner's capital in these financial statements and related notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is possible that actual results could differ from those estimates.

Statements of Income, Changes in Owner's Capital and Cash Flows:
Since the directed brokerage activity received by YP, LLC was previously received by Yanni Partners, Inc., the Statements of Income, Changes in Owner's Capital and Cash Flows have been prepared to present the directed brokerage activity for the entire 2002 year. Amounts allocated to Yanni Partners, Inc. represent directed brokerage activity for the period January 1, 2002 through August 26, 2002. Amounts allocated to YP, LLC represent activity for the period August 27, 2002 through December 31, 2002.

Revenues:
Revenues are recognized as directed brokerage is earned.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Expenses:
YP, LLC recognizes the expenses directly related to the directed brokerage as incurred and also expenses directly related to its registration as a broker/dealer. YP, LLC has no employees. Accordingly, additional expenses are allocated and charged to YP, LLC by Yanni Partners, Inc. for its management and operational services performed.

Income Taxes:
As an LLC, YP, LLC does not file its own federal or state corporate income tax returns. Its income and expenses are included in the income tax returns of its sole owner. However, it must file a tax report in Pennsylvania for Capital Stock Tax purposes.

NOTE B - NET CAPITAL OR EQUITY REQUIREMENTS

YP, LLC, as a registered broker/dealer, is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that "aggregate indebtedness" of YP, LLC, as defined, shall not exceed fifteen times "net capital," as defined. In addition, Rule 15c3-1 requires that "net capital" of not less than $5,000 be maintained at all times by brokers who do not generally carry customers' accounts.

At December 31, 2002, YP, LLC's net capital ratio (aggregate indebtedness to net capital) was 2.41 to 1.00, and its net capital was $46,056 compared with the required net capital of $7,385.

NOTE C - SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

YP, LLC is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirements of Rule 15c3-3(k)(2)(ii) which, among other things, requires YP, LLC to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

NOTE D - RELATED PARTY TRANSACTIONS

As discussed in Note A, YP, LLC receives management and operational services from its sole owner, Yanni Partners, Inc. Management fees billed by the owner are included in the Statement of Income as "operating expenses." Accounts payable at December 31, 2002 included $12,936 due to the owner.

SUPPLEMENTARY INFORMATION

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Owner and Board of Directors
YP, LLC
Pittsburgh, Pennsylvania

Independent Auditor's Report on Supplementary Information

We have audited the accompanying financial statements of YP, LLC (formerly included in Yanni Partners, Inc.) as of and for the year ended December 31, 2002, and have issued our report thereon dated January 21, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Herbein + Company, Inc.

Pittsburgh, Pennsylvania
January 21, 2003

HERBEIN+COMPANY, INC.
3 Gateway Center, 15th Floor Pittsburgh, PA 15222-1004 Telephone: 412-392-2345 Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices: READING POTTSTOWN GREENSBURG WYOMISSING

YP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

NET CAPITAL		
Total owner's capital	$	74,967
Accounts receivable adjustment allowable for net capital		0
Total owner's capital qualified for net capital		74,967
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		(28,911)
Net capital before haircuts on securities' positions		46,056
Haircuts on securities positions		0
NET CAPITAL	$	46,056
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$	44,781
Accrued expenses and distribution		66,000
TOTAL AGGREGATE INDEBTEDNESS	$	110,781
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	7,385
Excess net capital	$	38,671
Ratio: Aggregate indebtedness to net capital		2.41:1.00

YP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED

December 31, 2002

RECONCILIATION WITH YP, LLC'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2002):

Net capital, as reported in YP, LLC's Part II (unaudited) FOCUS report	$ 46,056
Net capital per audit	$ 46,056

Note: YP, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule. There are no liabilities subordinated to the claims of creditors and no reserve requirements.